EXHIBIT 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
March 21, 2007
Introduction
Management’s discussion and analysis (“MD&A”) focuses on significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20. This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is comprised of the following sections:
1.	The “Overview of 2006” section provides a discussion of the significant events and transactions that occurred during the year and an analysis of Pan American’s financial results and operating performance. A detailed analysis of each mine’s operating performance in 2006 and our forecasts for 2007 are also provided in this section, together with a reconciliation of our consolidated cash and total costs per ounce of silver to the cost of sales reported in our consolidated statement of operations.

2.	The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2007 and beyond.

3.	The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation.

4.	The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks.

5.	The “Controls and Procedures” section describes the Company’s approach to internal controls and management’s assessment of the effectiveness of internal controls over financial reporting.

6.	Finally, in the “Outlook” section we discuss the status of Pan American’s development projects, and the metal markets into which we sell our production.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com

Overview of 2006
Significant Events and Transactions
Pan American produced 13 million ounces of silver in 2006, which was a 4 per cent increase in silver production relative to 2005 production. The Company also achieved 5 per cent and 16 per cent increases in the production of zinc and copper, respectively, while lead production decreased by 1 per cent in 2006. Increased silver production was primarily achieved by restarting the sulphide plant at the La Colorada mine and by higher throughput rates at the Morococha mine, which was also the primary reason for increased zinc and copper production.
Consolidated cash costs per ounce of silver were $1.89 in 2006, sharply lower than 2005 cash costs per ounce of $4.38. Significantly higher by-product credits resulting from stronger base metal prices in 2006, compared to 2005, was the reason for the reduction in the cash costs per ounce. The higher by-product credits more than offset the negative cost effects of higher Peruvian workers’ profit participation and the industry-wide escalations in energy, freight, consumables, and labour costs that were experienced in 2006.
In 2006, Pan American increased its silver reserves and resources at every one of its operating and development properties. As at December 31, 2006, proven and probable reserves totaled 213.4 million ounces, a 20% increase over the previous year. For the complete breakdown of reserves and resources by property and category, please refer to the news release issued by the Company on February 15, 2007, which is available online at www.panamericansilver.com.
In March 2006, Pan American announced that it had reached an agreement to acquire a 50 per cent interest in the Manantial Espejo project in Argentina from Silver Standard Resources Inc, which gave Pan American a 100 per cent interest in the project. The purchase price of $47.5 million was paid with 1.95 million common shares of Pan American. Following this acquisition, Pan American made a positive construction decision for the Manantial Espejo project. The decision was based on a feasibility study that estimates that the project will produce on average 4.1 million ounces of silver and 60,000 ounces of gold annually over a mine life of approximately 8 years. Capital costs for the project are expected to be $112.3 million, including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.
On April 5, 2006, Pan American filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the “Offering”). The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006. The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees and other share issue costs, of $142.3 million. The proceeds of the Offering are being used for the construction and development of the Company’s Manantial Espejo silver project.
The construction of the Company’s Alamo Dorado project in Mexico was completed during 2006, substantially on budget and on schedule, with commercial production expected to commence in the second quarter of 2007. The total capital cost for the construction of the project through the end of 2006 was approximately $81.5 million, compared to the original feasibility study forecast of $77 million. The project construction was completed without the occurrence of a lost-time accident. Alamo Dorado is expected on average to produce approximately 5 million ounces of silver annually at cash costs of less that $3.00 per silver ounce, net of gold by-product credits.

Financial Results
The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	Quarters Ended (unaudited)				Years Ended
2006	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$45,744	$62,848	$64,268	$82,588	$255,447
Mine operating earnings*	$17,976	$31,060	$29,221	$35,063	$113,319
General & Administrative	$(1,933)	$(2,416)	$(2,739)	$(2,084)	$(9,172)
Exploration	$(1,234)	$(637)	$(2,267)	$(3,902)	$(8,040)
Loss on commodity and currency contracts	$(11,830)	$(4,780)	$(676)	$(1,042)	$(18,328)
Net income (loss) for the period	$(2,761)	$14,964	$16,355	$29,648	$58,206
Net income/(loss) per share — Basic	$(0.04)	$0.21	$0.22	$0.39	$0.79
— Diluted	$(0.04)	$0.20	$0.20	$0.38	$0.76

Other financial information:
Total Assets					$679,995
Total long-term financial liabilities					$102,488
Total Shareholders Equity					$512,026

2005	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$29,086	$25,358	$30,086	$37,871	$122,401
Mine operating earnings*	$3,488	$4,526	$4,961	$8,683	$21,658
General & Administrative	$(1,563)	$(1,751)	$(2,065)	$(1,558)	$(6,936)
Exploration	$(1,424)	$(885)	$(394)	$(994)	$(3,697)
Loss on commodity and currency contracts	$(3,337)	$3,491	$(2,198)	$(6,152)	$(8,196)

Write-down of mining assets	$0	$0	$0	$(29,666)	$(29,666)
Net income/(loss) for the period	$(4,223)	$4,971	$172	$(29,514)	$(28,594)
Net income/(loss) per share — Basic	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)
— Diluted	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)

Other financial information:
Total Assets					$362,280
Total long-term financial liabilities					$77,592
Total Shareholders Equity					$257,322

2004	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$15,708	$21,179	$27,916	$30,022	$94,825
Mine operating earnings*	$2,395	$2,640	$6,357	$3,402	$14,794
General & Administrative	$(1,243)	$(1,886)	$(1,452)	$(1,660)	$(6,241)
Exploration	$(528)	$(1,137)	$(1,213)	$(960)	$(3,838)
Loss on commodity and currency contracts	$(2,214)	$1,836	$(3,438)	$(2,801)	$(6,617)
Net income (loss) for the period	$(2,023)	$3,352	$358	$13,527	$15,214
Net income/(loss) per share — Basic	$(0.08)	$(0.09)	$0.01	$0.21	$0.06
— Diluted	$(0.08)	$(0.09)	$0.01	$0.21	$0.06

Other financial information:
Total Assets					$370,086
Total long-term financial liabilities					$68,279
Total Shareholders Equity					$275,516

Notes
*	Mine operating earnings/(loss) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.
The Company did not declare or pay any dividends during the periods under review.
Net income for 2006 was $58.2 million, compared to a net loss for 2005 of $28.6 million. Basic earnings per share for 2006 were $0.79 compared to a loss per share of $0.43 in 2005. The improvement in the Company’s results in 2006 was primarily due to a dramatic upturn in the profitability of the Company’s operations, as reflected by a more than 5 fold increase in mine operating earnings, primarily as a consequence of the rise in the sales prices of the metals the Company produces. Net income for 2006 included a loss on commodity and foreign currency contracts of $18.3 million and a gain on the sale of the Company’s interest in the Dukat mine in Russia of $8 million. Included in the net loss for 2005 were several unusual items including a non-cash impairment charge of $29.7 million, which resulted from the Company’s decision to write down the carrying value of the La Colorada mine, a loss on commodity and foreign currency contracts of $8.2 million, and a gain on the sale of the Company’s interest in Dukat of $2 million.
For the fourth quarter (“Q4”) of 2006, the Company recorded net income of $29.6 million compared to a $29.5 million net loss in the comparable period of 2005. Basic earnings per share in Q4 of 2006 were $0.39 compared to a loss per share of $0.44 in the comparable period of 2005. Vastly improved mine operating earnings in Q4 of 2006 relative to Q4 of 2005, together with the fact that the Company recorded a $29.7 million non-cash write down of the La Colorada mine in Q4 of 2005 are the two most significant factors for the improved quarterly results. Q4 of 2006 also benefited from the recognition of an $8.0 million gain recorded relating to the amount receivable under the terms of the sale of the Company’s interest in Dukat (Q4 of 2005: $2 million).
Sales in 2006 were $255.4 million, an increase of 109 per cent relative to 2005 sales. The average price for all of the metals that the Company produces increased in 2006 compared to 2005; the average silver price increased 58 per cent, the average zinc price increased 137 per cent, the average copper price increased 83 per cent, and average lead price increased 32 per cent. In addition to higher realized prices for our products, the Company also increased the quantity of products sold. Pan American’s Peruvian operations shipped a total of 140,211 dry metric tonnes of concentrates in 2006, a 6 per cent increase over the previous year and the La Colorada mine increased silver production by 13 per cent over 2005 production.
Sales for Q4 of 2006 were $82.6 million compared to $37.9 million in the comparable period of 2005 due primarily to the higher price environment for the metals the Company produced and due to the fact that the Company sold 8 per cent more tonnes of concentrates in Q4 of 2006 compared to Q4 of 2005.
Cost of sales in 2006 was $124.6 million, a $37.0 million increase from the cost of sales recorded in 2005. The main reasons for the higher cost of sales relative to a year ago were (i) increased mining and milling rates at all of Pan American’s operations by an average of 12 per cent, (ii) the shipment of approximately 8,400 tonnes more concentrates from the Peruvian operations and (iii) the industry-wide escalations experienced in the cost of energy, labour and consumables. Cost of sales was also negatively impacted by significantly increased worker’s participation costs in Peru, which are based on the increased taxable income being generated by the Company’s Peruvian mines. Worker’s participation costs increased to $8.4 million in 2006 from $1.2 million in 2005.
Cost of sales in Q4 of 2006 was $41.9 million compared to $25.5 million in Q4 of 2005. The increase in cost of sales in Q4 of 2006 is due to the same reasons as described in the paragraph above.
Depreciation and amortization expense of $17.5 million was $4.4 million higher in 2006 than 2005. Increased tonnage milled at all of the Company’s operations and higher depreciation rates at La Colorada in 2006 as a result of the decrease in reserves and resources estimated at the end of 2005 were the main reasons for the increase.
Depreciation and amortization expense in Q4 of 2006 was $5.6 million compared to $3.7 million in Q4 of 2005. The increase in depreciation and amortization expenses in Q4 of 2006 is due to the same reasons as described in the paragraph above.

Mine operating earnings, is defined as sales less cost of sales and depreciation and amortization, increased more than 5 times in 2006 from $21.7 million in 2005 to $113.3 million. The dramatic increase in mine operating earnings was a result of the increase in sales far outweighing the increases in cost of sales and depreciation and amortization expense.
The Company generated record quarterly mine operating earnings of $35.1 million in Q4 of 2006, a 304 per cent increase from the mine operating earnings generated in Q4 of 2005. As was the case with annual mine operating earnings, the increase in Q4 mine operating earnings was a result of the increase in sales for the quarter, which were significantly greater than were the increases in cost of sales and depreciation and amortization expense.
General and administrative costs, including stock based compensation, increased by 32 per cent from 2005 to $9.2 million (2005: $6.9 million), reflecting increased staffing costs, the cost of compliance with the requirements of the Sarbanes Oxley Act, a stronger Canadian dollar against the US dollar, and increased travel costs. Included in general and administrative expenses was stock-based compensation of $2.9 million (2005 — $2.0 million).
General and administrative costs in Q4 of 2006 were $2.1 million, compared to $1.6 million for the comparable period of 2005. The increase in Q4 occurred due to the same factors described in the paragraph above, together with a charge of $0.6 million recorded in Q4 of 2006 concerning the re-measurement of stock option expenses relating to prior periods.
Exploration and project development expenses in 2006 were $8.0 million compared to $3.7 million incurred in 2005. The exploration expenses recorded in 2006 primarily represented the costs associated with exploration drilling at La Colorada and Morococha and the preparation of a feasibility study and holding costs at the San Vicente project. 2005’s expenses related mostly to work at Manantial Espejo and due diligence expenses associated with the Company’s business development activities.
Exploration and project development expenses in Q4 of 2006 were $3.9 million, significantly higher than $1.0 million incurred in the comparable period of 2005 and were due to more extensive exploration drilling programs, particularly at La Colorada and Morococha, and the costs associated with the Company’s business development activities.
Asset retirement and reclamation expenses for 2006 were $2.5 million, similar to the $2.3 million incurred in 2005. These costs were related to the accretion of the liability that the Company has recorded with respect to its mining operations as required by CICA Handbook Section 3110 - “Accounting for Asset Retirement Obligations”. There were no significant changes to the Company’s closure estimates at any of its operations in 2006, other than the recognition of closure liabilities at Alamo Dorado and Manantial Espejo triggered by construction activities. The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.
In 2005, the Company incurred a write-down of non-producing property of $29.7 million which resulted from the Company’s decision to write down the carrying value of the La Colorada mine. No write-down of assets was recorded in 2006.
Investment and other income, net of foreign exchange loss for 2006 totaled $5.2 million (2005: $2.6 million) and were primarily made up of interest generated by the Company’s short-term investment portfolio. Investment and other income for Q4 of 2006 was $1.2 million (Q4 of 2005: $0.7 million). The higher average cash balances combined with a higher interest rate environment, which prevailed in 2006, resulted in the increase over the comparable periods in 2005.

Interest and financing expenses in 2006 were $0.6 million, which was primarily made up of financing and transactional charges, compared to $0.5 million incurred in 2005. This expense remains relatively constant and thus the amount recorded in Q4 of 2006 of $0.1 million was similar to the comparable period of 2005.
The Company incurred a loss on commodity and currency contracts of $18.3 million in 2006, compared to a loss of $8.2 million in 2005. The loss in 2006 was comprised of a loss on our zinc price protection program of $14.4 million, a loss on our silver fixing program of $3.6 million, and a loss on our Mexican peso forward purchases of $0.3 million. In June 2006, the Company bought 6,000 tonnes of zinc settling between July and December 2006. These forward purchases were entered into to exactly offset all of the Company’s zinc forward sales positions, leaving the Company with no open zinc positions as at June 30, 2006. The effect of these transactions was to crystallize a loss of $8.3 million, which has been recorded in the consolidated statement of operations. Had the Company not bought back its forward sales contracts in June 2006, but rather settled the forward sales contracts as they came due, an additional loss of $4.8 million would have been incurred in 2006. The Company had no open zinc or currency positions at December 31, 2006.
The Company recognized a gain on sale of assets of $8.2 million in Q4 of 2006, which is mostly the amount payable in December 2007 under the terms of the sale of our interest in the Dukat mine in 2004. In 2005, the Company recorded a $2 million gain on the sale of our interest in Dukat and $0.6 million for the gain on the sale of obsolete equipment, all of which was recorded in Q4 of 2005. The Company received the $2 million booked on the sale of our interest in Dukat as a receivable in 2005 as expected in December 2006.
Income tax provision for 2006 amounted to $25.5 million compared to $3.3 million in 2005. The substantially higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2006 than in 2005, primarily due to a stronger price environment and the fact that the Quiruvilca operation only became taxable in later 2005. The current income tax expense for 2006 was reduced by a $3.3 million reversal of the Company’s overall provision for future income taxes primarily as a result of a reduction of the Company’s valuation allowance against tax loss carry forwards associated with the La Colorada mine. Management now believes some of these tax losses will be utilized to shield future taxable income, thereby decreasing the future income tax provision, with a corresponding increase to income in the fourth quarter of 2006.
The income tax provision for Q4 of 2006 of $5.5 million was higher than the $1.7 million in the comparable period of 2005 for the same reasons.
The non-controlling interest in 2006 was $3.8 million compared to $0.9 million in 2005. The non-controlling interest reflects the income after tax that is attributable to the minority shares of the entities which own the Morococha and San Vicente mines. The Company owns approximately an 88.5 per cent interest in the Morococha mine and a 55 per cent interest in the San Vicente mine. The income after tax generated by both Morococha and San Vicente was significantly higher in 2006 than it was in 2005, which was the reason for the higher non-controlling interest recorded in 2006.
The non-controlling interest in Q4 of 2006 was $1.6 million compared to $0.1 million in the comparable period of 2005 for the same reason as described above.

Financial Results: 2005 compared to 2004
Net loss for 2005 was $28.6 million, compared to net income for 2004 of $15.2 million. Included in the net income for 2004 were several unusual items including the gain on the sale of the Company’s interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, loss on commodity and foreign currency contracts of $6.6 million, the write-off of $2.5 million of obsolete assets and premium on early retirement of debt of $1.4 million. Sales in 2005 increased by 29 per cent relative to 2004 sales. The average price for all of the metals that the Company produces increased in 2005 compared to 2004. The average silver and lead prices increased 10 per cent, the average zinc price increased 31 per cent, and the average copper price increased 28 per cent. The Company also significantly increased its production, primarily as a result of a full year of ownership of the Morococha mine, which was acquired with effect from July 1, 2004. Cost of sales in 2005 were $87.6 million, an $18.5 million increase from the cost of sales recorded in 2004. Accounting for approximately $12.9 million of the increase is the fact that the Morococha mine was owned for the full year in 2005 compared to only 6-months of ownership in 2004. Depreciation and amortization expense in 2005 of $13.1 million was $2.2 million higher than 2004. A full year of ownership of Morococha accounted for $2.0 million of this increase.
General and administrative costs, including stock based compensation increased by $0.7 million from 2004 to $6.9 million, reflecting increased staffing costs, a stronger Canadian dollar against the US dollar and increased travel costs. Exploration expenses in 2005 were $3.7 million, similar to exploration expenses incurred in 2004. The exploration expenses recorded in 2004 related mostly to work at Manantial Espejo and due diligence expense associated with the Company’s business development activities. Asset retirement and reclamation expenses for 2005 increased to $2.3 million from $1.3 million incurred in 2004. The Company increased its estimated closing liability at Quiruvilca and La Colorada during 2005, and recognized a closure liability at Alamo Dorado triggered by construction activities. The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.
Investment and other income net of foreign exchange losses for 2005 totaled $2.6 million and was primarily made up of interest generated by the Company’s short-term investment portfolio. The Company also recognized a gain on sale of assets of $2.6 million in 2005, consisting of $2 million owing under the terms of sale of our interest in the Dukat mine in 2004, which was paid in December 2006, and $0.6 million for the gain on the sale of obsolete equipment. Interest expense in 2005 of $0.5 million, which was primarily made up of financing and transactional charges, compared to $0.9 million incurred in 2004. The decrease from the prior year was as a result of the conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures and other debt prepayments in April and May 2004.
Income tax provision for 2005 amounted to $3.3 million compared to $2.8 million in 2004, which was the first year that the Company was taxable in Peru. A higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2005 than in 2004, primarily due to a stronger price environment. The current income tax expense for 2005 was partially reduced by a $0.8 million reversal of the provision for future income taxes.

Operating Performance
Consolidated Production and Cash Costs (Non-GAAP Measure)
The following table sets out select historic and 2007 forecast consolidated operating information. Please note that these include estimates of future production rates for silver and other payable metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A. The Company’s 2007 budget and the resultant forecast numbers contained in this MD&A are based on the following price assumptions: silver: $10 per ounce, zinc: $3,000 per tonne ($1.36 per lb), lead: $1,000 per tonne ($0.45 per lb), copper: $5,000 per tonne ($2.27 per lb) and gold: $550 per ounce. The Company’s budget also assumes that we are able to ship and sell all our 2007 production in the 2007 financial year.

	2007 Forecast	2006	2005	2004

Production
Silver ounces	17,610,000	13,018,354	12,529,417	11,182,030
Zinc tonnes	43,900	39,366	37,421	34,086
Lead tonnes	19,900	15,307	15,410	16,694
Copper tonnes	4,100	4,546	3,931	3,426
Gold ounces	19,400	6,438	5,777	4,072
Costs
Cash cost per ounce	$3.04	$1.89	$4.38	$4.17
Non-cash cost per ounce	$2.15	$1.49	$1.34	$1.14
Total Cost per ounce	$5.20	$3.38	$5.72	$5.30
Silver production in 2006 fell short of management’s expectations of 14.1 million ounces due primarily to a delay in restarting the sulphide operation at La Colorada. The sulphide plant was expected to restart in April 2006 and contribute approximately 0.8 million ounces of silver production in 2006. However, production from the sulphide plant only commenced during the third quarter and contributed 0.3 million ounces of silver in 2006. An additional shortfall relative to management’s expectations for silver production in 2006 occurred at Alamo Dorado, where construction activities were completed substantially on schedule in the fourth quarter of 2006, however commercial production is only expected to commence in the second quarter of 2007 as opposed to the fourth quarter of 2006, as originally expected.
Zinc and lead production in 2006 was lower than expected by 10 per cent and 11 per cent, respectively due mainly to an underperformance of zinc and lead grades at the Quiruvilca and Huaron mines and the delay in restarting the sulphide operation at La Colorada.
Consolidated cash costs per ounce in 2006 of $1.89 were significantly lower than management’s forecast of $4.43 per ounce. The primary explanation for lower than expected cash costs per ounce was the stronger than expected base metal prices which resulted in higher than expected by-product credits that more than off-set higher than expected operating costs.
Consolidated production in 2007 is forecast at 17.6 million ounces of silver, a 35 per cent increase as compared to 2006. The planned increase is expected to be achieved by the commencement of commercial production at Alamo Dorado during the second quarter of 2007 and a full year of sulphide production at La Colorada.
Base metal and gold production are also expected to increase in 2007 over 2006. Zinc production is budgeted to increase by 12 per cent in 2007 due to increased throughput rates at

Huaron and San Vicente and higher zinc grades and recoveries at Morococha. Higher lead production from both Morococha and Huaron combined with the restart of the sulphide mine at La Colorada are expected to result in a 30 per cent increase in overall lead production. Copper production is expected to be slightly lower than the copper production in 2006. Commencement of operations at Alamo Dorado is expected to result in a significant increase in Pan American’s anticipated gold production in 2007.
Consolidated cash costs per ounce of silver, net of by-product credits, are forecast to be $3.04, a $1.15 per ounce increase over 2006’s cash costs. This increase is primarily related to the fact that management has assumed that base metal prices in 2007 will be lower than realized prices in 2006, with a resultant decrease in future by-product credits. Please refer to the cash cost sensitivity analysis contained under the “Metal Price and Currency Risk” section later in this MD&A for further discussion of the relationship between our cash costs per ounce of silver and base metal prices.
An analysis of each mine’s operating performance in 2006 measured against historical performance follows, together with management’s forecasts for each operation’s performance in 2007.
Morococha Mine
Pan American acquired an 81 per cent interest in the Morococha mine in effect from July 1, 2004 and has subsequently purchased an additional 7 per cent interest. Morococha was immediately accretive to production, cash flow, and earnings and was Pan American’s most profitable mine in 2006 and 2005, generating $43 million and $10.4 million of mine operating earnings in those years, respectively. Mining and milling rates increased by 23 per cent in 2006, which is the primary reason for the increase in silver, zinc and copper production rates, relative to 2005. The positive effects of increased mining and milling rates were partially offset by lower silver and base metal grades.
Morococha’s cash costs per ounce were negative $3.71 in 2006, dramatically lower than 2005 cash costs per ounce of $2.61. Significantly higher by-product credits resulting from stronger base metal prices in 2006 relative to 2005 and cost efficiencies related to the increased processing rates are the main reasons for the reduction in the cash costs per ounce.
The following table sets out Morococha’s production and cost data for the second half of 2004, 2005 and 2006, together with management’s forecasts for 2007 (the figures below represent Pan American’s 88.5 per cent share of production):

Morococha	2007 Forecast	2006	2005	2004

Tonnes Milled	581,243	577,201	467,521	212,172

Silver ounces	2,670,000	2,923,267	2,736,393	1,259,451
Zinc tonnes	19,400	18,115	15,689	5,902
Lead tonnes	8,900	5,722	5,875	2,186
Copper tonnes	1,400	1,546	925	538
Tonnes Shipped
Zinc concentrate	39,200	37,142	34,404	13,613
Lead concentrate	16,900	11,466	11,369	4,416
Copper concentrate	5,900	6,381	3,994	2,399

Cash cost per ounce	$(3.16)	$(3.71)	$2.61	$4.47
Non-cash cost per ounce	$1.29	$1.75	$1.74	$1.69
Total Cost per ounce	$(1.87)	$(1.96)	$4.36	$6.16

Morococha exceeded management’s forecasts of tonnage and recoveries in 2006, resulting in higher than expected production of silver and base metals. Pan American’s investments in mine infrastructure and development as part of the Company’s program of modernizing the operation, continued to generate better than expected results. The mine achieved higher throughput rates and better recoveries which allowed it to overcome lower than expected grades to post record silver production. Morococha’s cash cost per ounce of silver in 2006 was expected to be $2.86. Better than expected operating performance and higher than expected by-product credits resulted in an actual cash cost of negative $3.71 per ounce.
Tonnes milled at Morococha in 2007 are expected to be slightly higher than in 2006, bringing the expected monthly average tonnage for 2007 to 54,700 tonnes, a 29 per cent increase from the average monthly tonnage when Pan American acquired Morococha in 2004. However, management expects that lower silver head grades will result in a 9 per cent decrease in silver production relative to 2006. Higher zinc and lead grades are expected to result in increased base metal production. General cost escalations, particularly the costs of electricity and supplies such as copper sulfate, are expected to increase operating costs per tonne milled by 9 per cent over 2006 costs. Significant camp administration costs are also expected to be incurred associated with moving approximately 800 miners from contractor’s payrolls onto the Company’s payroll in 2007. As a result of these cost increases and a lower assumed by-product credit, Management anticipates a 15 per cent increase in cash costs per ounce in 2007, which are planned to be negative $3.16 per ounce.
The primary objective at Morococha in 2007 is to increase proven and probable reserves by continuing the extensive exploration drilling program that was commenced shortly after the mine was purchased in 2004. In addition, the Company intends to continue its program of extensive investment at Morococha in order to improve efficiencies, increase mining and milling rates, improve safety systems and prepare for long term expansion of the operation. Capital expenditures at Morococha in 2007 are expected to total $13.5 million.
Huaron Mine
Huaron remained the Company’s largest silver mine in 2006, producing similar silver and base metal quantities as it did in 2005. These production levels were achieved by increasing the mill tonnage by 8 per cent relative to 2005, which offset the effect of lower ore grades and base metal recoveries. Huaron generated mine operating earnings of $28.3 million and $4.8 million in 2006 and 2005, respectively.
Compared to 2005, cash costs at Huaron were reduced by 53 per cent in 2006 to $2.41 per ounce. Significantly higher by-product credits resulting from stronger base metal prices in 2006 relative to 2005 and cost efficiencies related to the 8 per cent increase in processing rates are the main reasons for the reduction in the cash costs per ounce.

The following table sets out management’s forecasts for Huaron in 2007 and historical production and cost data:

Huaron	2007 Forecast	2006	2005	2004

Tonnes Milled	719,000	693,285	639,849	635,845

Silver ounces	3,860,000	3,664,660	3,690,786	4,080,737
Zinc tonnes	12,700	11,735	11,701	15,041
Lead tonnes	7,900	6,858	6,774	10,569
Copper tonnes	1,300	1,603	1,689	1,754
Gold ounces	1,100	1,832	1,113	339
Tonnes Shipped
Zinc concentrate	25,546	24,975	23,110	34,314
Lead concentrate	15,642	17,002	16,162	20,253
Copper concentrate	6,052	6,716	7,470	7,030

Cash cost per ounce	$3.26	$2.41	$5.08	$3.79
Non-cash cost per ounce	$1.22	$1.30	$1.21	$1.26
Total Cost per ounce	$4.48	$3.71	$6.30	$5.05
Silver production at Huaron in 2006 was within 1 per cent of management’s forecasts, however lower than expected base metal grades and recoveries resulted in lower than expected zinc and lead production by 9 per cent and 14 per cent, respectively. Huaron’s cash cost per ounce in 2006 was expected to be $4.70. Despite lower than expected base metal production, by-product credits were higher than expected due to stronger base metal prices and resulted in actual cash cost of $2.41 per ounce.
In 2007, Huaron plans to increase processing rates by 4 per cent over 2006 rates. Silver grades are expected to be similar to those in 2006, resulting in a 5 per cent increase in expected silver production. Higher zinc and lead grades are expected to result in increased zinc production of 9 per cent and lead production of 15 per cent in 2007. Cash costs per ounce in 2007 are expected to increase to $3.26 from $2.41 in 2006, due mainly to lower base metal by-product credits resulting from lower base metal price assumptions relative to 2006 actual prices.
Significant capital spending is expected to continue at Huaron in 2007 as the mine continues with the underground development program that was started in 2006, which is necessary to mine below the current workings. The total capital budget for 2007 at Huaron is $12.3 million. Major components of the mine capital budget are for ventilation improvements, deepening and development and for the reconditioning of a shaft. The capital budget also includes the construction of a backfill plant and a tailings dam raise.
Quiruvilca Mine
Quiruvilca produced 6 per cent less silver ounces and 8 per cent less base metal tonnes in 2006 compared to 2005, due to the fact that ore grades were lower, partially offset by slightly higher tonnage milled. However, due to higher than expected by-product credits, Quiruvilca was able to reduce its cash cost per ounce by 101 per cent, from $4.07 in 2005 to a negative $0.04 in 2006. The mine generated $25.4 million and $6.1 million in mine operating earnings in 2006 and 2005, respectively.

The following table sets out management’s forecasts for Quiruvilca in 2007 and historical production and cost data:

Quiruvilca	2007 Forecast	2006	2005	2004

Tonnes Milled	376,400	370,115	362,192	381,237

Silver ounces	1,900,000	2,105,475	2,234,565	2,530,869
Zinc tonnes	9,400	8,712	9,697	11,709
Lead tonnes	2,600	2,574	2,761	3,803
Copper tonnes	1,300	1,345	1,307	1,081
Gold ounces	1,200	1,106	1,289	1,305
Tonnes Shipped
Zinc concentrate	16,758	15,949	17,921	19,657
Lead concentrate	4,726	6,373	3,226	11,048
Copper concentrate	6,346	6,706	6,681	6,268

Cash cost per ounce	$2.21	$(0.04)	$4.07	$3.75
Non-cash cost per ounce	$1.65	$1.28	$0.56	$0.28
Total Cost per ounce	$3.86	$1.25	$4.63	$4.03
Quiruvilca’s silver production exceeded management’s forecasts in 2006 by 4 per cent primarily because tonnes milled and silver ore grades were slightly higher than expected. Zinc and lead production in 2006 fell 21 per cent and 18 per cent below management’s forecast, respectively, due to significantly lower base metal ore grades and zinc recoveries. Despite lower than forecast base metal production in 2006, actual cash cost per ounce were negative $0.04 per ounce compared to forecast cash cost of $4.30 per ounce due to realizing higher than expected prices for its base metal production.
Although tonnes processed are expected to increase by 2 per cent in 2007, silver production is expected to decline by approximately 10 per cent due to lower ore grades. Zinc production is expected to increase by 8 per cent while lead and copper production is not expected to change. Cash costs per ounce are projected to increase to $2.21 at Quiruvilca due to lower silver production, lower by-product credits, and higher operating costs of labour and electricity.
A total of $4.5 million in capital is planned for 2007, primarily to continue development of the mine down to the 400 level. An additional $0.3 million is also planned for reclamation expenditures at Quiruvilca.
La Colorada Mine
Silver production at La Colorada increased by 13 per cent in 2006 relative to 2005 production due to a 10 per cent increase in tonnes milled combined with improvements in ore grades and recoveries. Notwithstanding a 15 per cent increase in cash costs per ounce in 2006, higher silver prices resulted in La Colorada generating mine operating earnings of $10.6 million in 2006 compared to mine operating losses of $1.3 million in 2005.

The following table sets out management’s forecasts for La Colorada in 2007 and historical production and cost data:

La Colorada	2007 Forecast	2006	2005	2004

Tonnes Milled	291,622	233,743	211,854	171,155
Silver ounces	3,820,000	3,493,995	3,094,301	2,036,075
Zinc tonnes	600	0	0	122
Lead tonnes	500	153	0	136
Gold ounces	2,400	3,501	3,375	2,428

Cash cost per ounce	$6.82	$6.49	$5.63	6.26
Non-cash cost per ounce	$1.79	$1.80	$1.90	1.91
Total Cost per ounce	$8.61	$8.29	$7.52	8.17
As a result of a delay in the restarting of the sulphide operation at La Colorada, the mine processed fewer tonnes in 2006 than management had forecasted and, as a consequence, actual silver production fell short of forecast by 14 per cent. Production from the sulphide operation commenced in the third quarter compared to management’s expectation of April 2006, leading to a 0.5 million ounce shortfall compared to management’s silver production forecast for 2006. Actual cash costs of $6.49 per ounce were 19 per cent higher than management’s forecast due to wide spread cost escalations and the fact that La Colorada is a nearly pure silver mine and thus realizes only minor by-product credits.
The combined sulphide and oxide plant throughput in 2007 is expected to result in a 25 per cent increase in tonnes milled. Higher mill tonnage, partially offset by lower expected silver grades, is the primary reason for the expected increase in silver production of 0.4 million ounces over 2006 production. A full year of production from the sulphide plant is also expected to contribute increased zinc and lead production in 2007.
Operating costs per tonne in 2007 are expected to remain similar to 2006’s operating costs per tonne, with the cost benefits of higher throughput being offset by cost escalations. Cash costs per ounce are expected to increase by 5 per cent from 2006’s cash costs per ounce as a result of processing lower silver grades, marginally offset by slightly higher by-product credits.
Capital expenditures at La Colorada in 2007 are expected to be $8.0 million, comprised mostly of expenditures with the objectives of reducing future operating costs (power line construction) and extending the economic life of the mine (reserve definition drilling, phased tailings dam raise and development of the Amolillo area).
Alamo Dorado
In 2007, Alamo Dorado, which is Pan American’s only open-pit mine, is expected to achieve commercial production in the second quarter and to produce approximately 4.3 million ounces of silver and almost 15,000 ounces of gold in its first year of production. To achieve these production levels, the plant is expected to run at its design capacity of 4,000 tonnes per day, processing ore with average grades of 110 grams per tonne of silver and 0.36 grams per tonne of gold at recoveries of approximately 90 per cent for silver and gold using an estimated waste/ore strip ratio of 1.23 to 1. To date, the plant has not yet operated at its design capacity on a consistent basis.

The following is a table showing management’s forecast production and cost information for 2007:

Alamo	2007 Forecast

Tonnes Milled	1,384,000
Silver ounces	4,250,000
Gold ounces	14,700

Cash cost per ounce	$3.27
Non-cash cost per ounce	$4.16
Total Cost per ounce	$7.43
Cash costs per ounce are expected to be $3.27, while a relatively high depreciation charge is expected to add another $4.16 per ounce, for a total cost per ounce of $7.43 in 2007. Alamo Dorado is expected to generate operating cash flow of $29.1 million in 2007. Capital expenditures are expected to be $1.2 million, primarily for plant modifications and fire system enhancements.
Pyrite Stockpiles
In 2006, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 6 per cent compared to the tonnage purchased in 2005. The average grade of the pyrite material sold also declined in 2006, resulting in an 18 per cent decrease in silver production from the Pyrite Stockpiles. Our agreement with Peruvian mining company, Minera Volcan S.A. (“Volcan”) entitles Volcan to a one-third interest in net operating cash flow from the Pyrite Stockpiles operation, beginning in December 2004, which was the reason for the increased cash cost per ounce in 2005. As a direct result of Volcan’s interest, the higher the price of silver, the higher the cash cost per ounce at the Pyrite Stockpiles operation. Since the average silver price in 2006 was higher than in 2005, and also exceeded management’s expectations, the actual cost per ounce of $3.17 exceeded 2005 costs per ounce of $1.82 and management’s forecast of $1.78 per ounce. The Pyrite Stockpiles generated mine operating earnings in 2006 and 2005 of $2.8 million and $1.6 million, respectively.
The following is a table showing historic and forecast production and cost information:

Pyrite Stockpiles	2007 Forecast	2006	2005	2004

Tonnes Sold	60,000	58,016	61,499	79,451
Silver ounces	580,000	566,383	692,381	961,869

Cash cost per ounce	$2.51	$3.17	$1.82	$0.19
Non-cash cost per ounce	$0.00	$0.00	$0.00	$0.00
Total Cost per ounce	$2.51	$3.17	$1.82	$0.19
In 2007, management expects a slight increase in the tonnes of ore that will be sold to Doe Run Peru, with cash costs per ounce dropping to $2.51, based on our forecast silver price.
San Vicente Mine
Pan American has been developing the San Vicente mine in Bolivia under agreements with Comibol and EMUSA since December 2001. Based on the expenditures made during the small scale mining operations and feasibility work, EMUSA has earned a 40 per cent interest in the mine, trading company, Trafigura AG owns a 5 per cent interest, with Pan American retaining the other 55 per cent.

San Vicente contributed 264,573 ounces of silver to Pan American’s account during 2006, compared to 80,991 ounces contributed in 2005, and in line with management’s expectation of 278,698 ounces for 2006. Cash costs per ounce of $3.49 were also close to management’s forecast of $3.50. San Vicente generated mine operating earnings in 2006 and 2005 of $2.9 million and $0.5 million, respectively.
The following is a table showing Pan American’s share of historic and forecast production and cost information. In 2004, the mine was operated by EMUSA and the Company accounted for its interest in San Vicente as an investment for that period.

San Vicente	2007 Forecast	2006	2005

Tonnes Milled	58,218	29,618	10,109
Silver ounces	530,000	264,573	80,991
Zinc tonnes	1,800	805	334
Copper tonnes	100	52	10

Cash cost per ounce	$3.77	$3.49	$1.24
Non-cash cost per ounce	$0.54	$0.28	$0.00
Total Cost per ounce	$4.30	$3.78	$1.24
In 2007, Pan American expects to continue a small-scale operation, which will utilize a mill owned by EMUSA while the Company completes the detailed engineering required for the construction of a 600 tonne per day plant located on the San Vicente mine site. Should the Pan American Board of Directors approve the expansion of San Vicente, the Company’s share of capital expenditures is expected to be $14.4 million required in 2007, with a further $8.1 million expected in 2008. Conditional approval of the plant construction and mine expansion capital has been received from Pan American’s Board of Directors, pending further clarification of the economic implication of the recent changes to the tax regime in Bolivia.
Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)
Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. Throughout this MD&A, costs per ounce for 2004 have been recalculated on the same basis to ensure that the comparables are consistent with this new method.
The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2006, 2005, and 2004.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2006	2005	2004

Cost of Sales		$124,608	$87,648	$69,162
Add / (Subtract)
Smelting, refining, & transportation charges		69,394	37,736	26,948
By-product credits		(168,639)	(78,025)	(54,911)
Mining royalties		5,269	1,615	484
Worker’s participation		(9,250)	(1,243)	(998)
Change in inventories		(2,016)	1,975	(553)
Other		2,634	1,395	1,696
Minority interest adjustment		586	(1,018)	(1,091)

Cash Operating Costs	A	22,587	50,082	40,737
Add / (Subtract) Depreciation & amortization		17,520	13,095	10,869
Asset retirement & reclamation		2,457	2,329	1,315
Change in inventories		(1,455)	943	(56)
Other		(125)	(360)	(612)
Minority interest adjustment		(652)	(632)	(386)

Total Costs	B	$40,332	$65,458	$51,867

Payable Silver Production (‘000 of oz.)	C	11,922	11,436	9,781

Cash Costs per ounce	A/C	$1.89	$4.38	$4.17
Total Costs per ounce	B/C	$3.38	$5.72	$5.30

Liquidity and Capital Resources
Cash plus short-term investments balance at December 31, 2006 was $171.9 million, which was an increase of $116.6 million from the balance at December 31, 2005. This increase in liquidity resulted from cash generated from financing activities of $145.9 million plus cash generated by operating activities of $65.9 million, which was partially offset by $96.4 million used for investments in mineral property, plant and equipment.
Operating activities generated $65.9 million in 2006, which was significantly higher than the $10.8 million generated by operations in 2005. The stronger operating cash flow was primarily a result of improved mine operating earnings in 2006, while changes in working capital items absorbed $2.8 million in 2006 compared to $3.4 million in 2005.
Improved mine operating earnings were also the primary contributing factor for the stronger cash generated by operating activities in Q4 of 2006 of $13.4 million compared to $2.3 million in the comparable quarter of 2005.
Financing activities in 2006 included the issuance of shares for a net $142.3 million and the proceeds from the exercise of stock options of $3.6 million. Financing activities in 2005 included the issuance of shares for cash of $6.4 million and a net repayment of short term concentrate advances of $0.7 million.
A total of $0.6 million was generated from the exercise of stock options in Q4 of 2006 while $3.6 million was generated from the same source in Q4 of 2005.
Investing activities in 2006 consisted primarily of construction expenditures at Alamo Dorado of $46.4 million and Manantial Espejo of $20.2 million. In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $10.5 million, $7.9 million, $5.6 million, and $1.5 million were spent, respectively. The Company also invested $4.3 million into upgrading infrastructure, equipment orders and engineering services at San Vicente in preparation for the possible expansion. Included in investing activities in 2006 was the purchase of $65.6 million of short-term bonds as part of the Company’s cash management policy. Investing activities in 2005 consisted of construction expenditures at Alamo Dorado of $35.5 million, and capital expenditures at our mining operations totaling $24.1 million. Included in investing activities in 2005 was the liquidation of $44.1 million of the Company’s short-term bond portfolio and other investments.
Investing activities in Q4 of 2006 used $6.0 million (Q4 of 2005 provided $0.9 million) comprised of investments in property, plant, and equipment of $25.1 million (Q4 of 2005: $18.9 million) partially funded by the sale of $17.1 million (Q4 of 2005: $20.7 million) from the Company’s bond portfolio and from the receipt of $2 million from the sale of our interest in Dukat.
Operating activities in 2004 generated cash flow of $3.1 million, while financing activities included the issuance of shares for net proceeds of $62.3 million, the prepayment of bank loans of $13.3 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million. Investing activities in 2004 included investments in mineral property, plant, and equipment, including the purchase of Morococha of $53.3 million plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million and the sale of short-term investments of $5.1 million.
Working capital at December 31, 2006 was $204.6 million, an increase of $129 million from the prior year-end’s working capital of $74.8 million. The increase in working capital was mainly due to a $116.6 million increase in cash plus short-term investments, a $38.6 million increase in accounts receivable, and a $5.5 million increase in inventories, partially off-set by increases in current liabilities totaling $38.1 million. The increase in accounts receivable and inventories is mostly a result of the higher metal price environment that prevailed at the end of 2006 compared to a year earlier. Accounts receivable includes an amount of $8 million pursuant to the sales terms of our interest in Dukat (2005: $2 million). The increase in current liabilities is primarily a result of significantly higher taxes payable in Peru and an increase in accounts payable.
Working capital at December 31, 2005 was $74.8 million, a reduction of $35.2 million from the prior year-end’s working capital of $110 million. The reduction in working capital was due to the $42.8 million decrease in cash and cash equivalents plus short-term investments and an increase in current liabilities of $1.1 million, partially off-set by increases in accounts receivables, inventories, prepaids, and derivative assets totaling $8.7 million.
Capital resources at December 31, 2006 amounted to shareholders’ equity of $512.0 million (2005: $257.3 million). At the date of this MD&A, the Company had issued 76,349,961 shares.
Pan American plans capital expenditures of up to $145.5 million in 2007, split between development capital of $106.1 million and sustaining capital of $ 39.4 million. Development capital consists of $91.6 million on the construction of Manantial Espejo and potentially an additional $14.4 million for the expansion and development of San Vicente. The expenditures at San Vicente are dependent on Pan American’s Board of Directors approval and the approval of the minority shareholder, both of which are pending further clarification of the recent tax increases being proposed in Bolivia. The majority of the sustaining capital is planned for Morococha with a capital budget of $13.5 million, while Huaron, La Colorada, Quiruvilca, and Alamo Dorado have capital budgets of $12.3 million, $8.0 million, $4.5 million, and $1.2 million, respectively. Please refer to the “Operating Performance” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2007.
In the opinion of management, based on the Company’s financial position at December 31, 2006 and the $75.5 million of operating cash flows that are expected in 2007, the Company’s liquid assets are sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2007.
While the Company expects that the industry-wide capital and operating cost escalation experienced over the last several years will continue to be a key challenge in 2007, the impact of inflation is not expected to have a material effect on the Company’s financial position, operational performance, or cash flows over the next twelve months.
The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at the end of 2006:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years

Capital Lease Obligations	$748	$452	$296
Purchase Obligations (1)	18,600	10,032	8,568

Total contractual obligations	$19,348	$10,484	$8,867

(1)	Contract commitments for construction materials for the Manantial Espejo project existing at December 31, 2006, which will be incurred during 2007 and 2008.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period. Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.
Mineral property, plant and equipment, Construction in progress and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $405.1 million at December 31, 2006. This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits. Construction costs on development projects are capitalized until the mine is substantially complete and ready for production. The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense. Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows. Future cash flows are estimated based on production, metal prices, capital and operating costs. Where those estimated cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. No impairments were recorded in 2006, based on impairment analyses using an average silver price of $9.00, which is consistent with the long-term silver price assumption utilized by the Company for the estimate of reserves and resources. In 2005, the Company wrote-down the asset carrying value of the La Colorada mine by $29.7 million to $23.3 million. Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty. If silver prices fall below $9.00 per ounce or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.
The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. Accordingly, at December 31, 2006 the expected present value of future site restoration costs for the La Colorada, Morococha, Huaron, and Quiruvilca mines, Alamo Dorado and Manantial Espejo projects were estimated using an average discount rate of 6.5 per cent at $44.3 million (2005 — $39.4 million). This estimate was increased in 2006 primarily as a result of accretion of the liability of $2.5 million, the recognition of an additional $3.1 million liability at Alamo Dorado and $0.8 million related to the construction of Manantial Espejo. The reclamation provision was reduced in 2006 by $1.2 million of closure expenditures. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of approximately $2.5 million and the annual accretion of the liability for future site restoration costs of approximately $2.5 million.
Pan American estimates expenses related to stock-based compensation on the fair value method of accounting. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet. The Company reviewed its accounting practices with respect to options that had been awarded in prior years. As a result of this review, the Company determined that it had been incorrectly measuring the associated accounting expense on the date that stock options were granted to an employee, rather than on the later of (i) the date that such option awards were approved by the Board of Directors or (ii) the date that the employee commenced employment services. Consequently, the Company recognized a charge of $0.6 million against 2006 income which related to the re-measurement of the expense of stock options awarded in 2002 to 2004. In 2006, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends were paid, a weighted average volatility of the Company’s share price of 36 per cent, a weighted average annual risk free rate of 3.85 per cent and an expected life of 2.25 years. The resulting weighted average option valuation was $5.12 per share for a total expense related to stock options in 2006 of $2.5 million (2005 — $1.5 million, 2004 — $2.2 million). The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting. In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars, and its silver fixing contracts do not qualify for hedge accounting under AcG-13. As a result, Pan American restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004. Pan American is now required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, sales, and expenses from its forward contracts in its income only in the period in which they settled.

Risks and Uncertainties
Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The following pie graphs reflect the respective contribution to Pan American’s consolidated sales from the various metals it produces and by operation, according to the 2007 budget.

Sales by Metal:	Sales by Operation:

The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. The following table illustrates the effect of changes in silver and zinc prices on anticipated sales for 2007:

	Net Revenue
	Zinc Price
		$1,500	$ 2,000	$ 2,500	$ 3,000	$ 3,500	$ 4,000	$ 4,500
	$7.00	$184,153	$195,515	$206,877	$218,239	$229,602	$240,964		$252,326
	$8.00	$201,123	$212,485	$223,847	$235,209	$246,572	$257,934		$269,296
	$9.00	$218,093	$229,455	$240,817	$252,179	$263,542	$274,904		$286,266
Silver Price	$10.00	$235,063	$246,425	$257,787	$269,149	$280,512	$291,874		$303,236
	$11.00	$252,033	$263,395	$274,757	$286,120	$297,482	$308,844		$320,206
	$12.00	$269,003	$280,365	$291,727	$303,090	$314,452	$325,814		$337,176
	$13.00	$285,973	$297,335	$308,697	$320,060	$331,422	$342,784		$354,146
	$14.00	$302,943	$314,305	$325,667	$337,030	$348,392	$359,754		$371,116

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.
Pan American has in the past mitigated the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts. At December 31, 2006 and at the date of this MD&A, the Company had no open base metal forward positions and is thus fully exposed to fluctuations in the price of the base metals it produces. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
Since base metal sales are treated as a by-product credit for the purposes of calculating cash costs per ounce of silver, this non-gaap measure is highly sensitive to base metal prices. The table below illustrates this point by plotting the expected cash cost per ounce according to the 2007 budget against various price assumptions for the Company’s two main by-product credits, zinc and copper.

Zinc Prices
		$1,500	$2,000	$2,500	$3,000	$3,500	$4,000	$4,500

	$2,000	$5.57	$4.94	$4.31	$3.68	$3.06	$2.43	$1.80
	$3,000	$5.35	$4.72	$4.10	$3.47	$2.84	$2.21	$1.59
	$4,000	$5.14	$4.51	$3.88	$3.26	$2.63	$2.00	$1.37
Copper Prices	$5,000	$4.93	$4.30	$3.67	$3.04	$2.42	$1.79	$1.16
	$6,000	$4.71	$4.09	$3.46	$2.83	$2.20	$1.58	$0.95
	$7,000	$4.50	$3.88	$3.25	$2.62	$1.99	$1.36	$0.74
	$8,000	$4.29	$3.66	$3.04	$2.41	$1.78	$1.15	$0.53

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha and San Vicente mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced. At December 31, 2006 the Company had fixed the price of 900,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2007 under the Company’s concentrate contracts. The price fixed for these ounces averaged $13.10 per ounce while the spot price of silver was $12.90 per ounce on December 31, 2006.
Silver doré production from La Colorada and Alamo Dorado is refined under long term agreements with fixed refining terms. The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there is no appreciable delivery or credit risk resulting from its sales contracts.
The Company maintains trading facilities with several banks for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.
Exchange Rate Risk
Pan American reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. In order to mitigate this exposure, from time to time the Company has purchased Peruvian soles, Mexican pesos and Canadian dollars to match anticipated spending. At December 31, 2006, the Company did not have any open currency forward positions.

Political and Country Risk
As shown by the “Sales by Operation” pie graph above, Pan American currently conducts operations in Peru, Mexico and Bolivia. The Company also has a development property in Argentina. In 2007, approximately 62 per cent of the Company’s sales are expected to be generated in Peru, while the Company’s operations in Mexico and Bolivia are expected to generate 34 per cent and 4 per cent of 2007 sales respectively. All of these jurisdictions are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
Environmental Risks
Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.
Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.
Employee Relations
Pan American’s business depends on good relations with its employees. At December 31, 2006 the Company employed approximately 6,060 employees and the employees of mining contractors, of which approximately 278 were represented by unions in Peru and a further 230 by a union in Bolivia. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Note 16 Commitments and Contingencies of the audited consolidated financial statements for further information.

Controls and Procedures
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2006 the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Controls over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets
(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors
(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, Pan American’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2006, has been audited by Deloitte & Touche LLP, our Independent Registered Chartered Accountants, who also audited Pan American’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Pan American’s internal control over financial reporting and an unqualified opinion on the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2006.

Outlook
During 2007, the Company plans to continue on its established growth trend by commissioning Alamo Dorado into production, by advancing the construction of Manantial Espejo and by completing the detailed engineering required for the expansion of operations at San Vicente. In addition to these properties, management believes there is significant exploration potential at its existing Peruvian operations, especially at Morococha.
Development Projects
At Manantial Espejo, total project expenditures in 2006 were $23.5 million inclusive of reimbursable VAT tax payments. Total commitments made by the end of 2006 were $42.1 million, primarily for the grinding equipment, EPCM agreement, and underground and open pit mine equipment.
Underground portal excavations are complete for the two main underground zones and the main ramp had advanced a total of 108 meters by year end. Topsoil stripping activities have commenced for the open-pit mine. The plant site area excavations were completed during December and tailings dam material preparation and site power distribution construction contracts along with the temporary 400 person construction camp supply and catering contracts were awarded. All of these contractors were mobilized during January and into early February 2007. Final architectural designs have been received for the site ancillary buildings as well as for the tailings facility and bid packages have been sent out to local contractors. Six water well installations were completed with capacity for an estimated 45 to 60 litres per second flow rate, which is sufficient to supply the needs of the mine dewatering, construction and mine operating activities.
In December 2006, Pan American’s Argentine subsidiary received an award at the Argentine Gold Conference in Buenos Aires in recognition of its successful community relations program during the permitting and early construction period.
An updated feasibility study for the plant construction and mine expansion at San Vicente in Bolivia was completed in December 2006. The required permitting fieldwork was completed by year end, the preliminary assessment and environmental impact assessment preparations are well underway and detailed engineering work is progressing. Conditional approval of the plant construction and mine expansion capital has been received from Pan American’s Board of Directors, pending further clarification of the economic implication of the recent changes to the tax regime in Bolivia.
At Morococha, a project manager for the plant expansion project has been appointed. Several different flow sheet alternatives are being considered with the services of several engineering companies. Additional detailed metallurgical testing will be needed to determine the optimum circuit configuration for the Morococha ores, which will be conducted during 2007.
Metal Markets
Prices for the metals that the Company produces have been robust for the last three years, after several years of prolonged weakness. Factors contributing to the recovery in metal prices include demand resulting from the strong global industrial growth, particularly in China and India, increased investment demand, weakness in the US dollar, and supply concerns due to under-investment in new production capacity. The Company anticipates that these factors will continue to support prices during 2007 and that the long-term fundamentals for metal prices are positive.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.
STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Consolidated Financial Statements
for the Year Ended December 31, 2006

Management’s Responsibility for Financial Reporting
The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.
Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 21, 2007

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Pan American’s assets
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Pan American receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American assets that could have a material effect on Pan American’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that as of December 31, 2006, Pan American’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Pan American’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Pan American’s internal control over financial reporting and an unqualified opinion on the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2006.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 21, 2007

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Pan American Silver Corp.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Pan American Silver Corp. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated March 21, 2007 expressed an unqualified opinion on those financial statements.
Independent Registered Chartered Accountants
Vancouver, Canada
March 21, 2007

Deloitte&Touche LLP
2800-1055 Dunsmuir Street
4 Bentall Centre
P.O Box 49279
Vancouver BC V7X 1P4
Canada

Tel:604-669-4466
Fax:604-685-0395
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Pan American Silver Corp.
We have audited the accompanying consolidated balance sheets of Pan American Silver Corp. and subsidiaries (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and December 31, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Vancouver, Canada
March 21, 2007

Member of
Deloitte Touche Tohmatsu

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31
(In thousands of U.S. dollars)

	2006	2005

Assets
Current
Cash	$80,347	$29,291
Short-term investments	91,601	26,031
Accounts receivable, net of $Nil provision for doubtful accounts (2005 - $Nil)	65,971	27,342
Inventories (Note 4)	22,216	16,667
Unrealized gain on commodity and foreign currency contracts	186	863
Future income taxes (Note 17)	6,670	—
Prepaid expenses	3,106	1,935

Total Current Assets	270,097	102,129

Mineral property, plant and equipment, net (Note 5)	112,993	99,815
Construction in progress (Note 6)	104,037	34,306
Investment in non-producing properties (Note 6)	188,107	123,259
Direct smelting ore (Note 4)	1,831	2,236
Future tax asset	500	—
Other assets (Note 7)	2,430	535

Total Assets	$679,995	$362,280

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$40,095	$21,886
Taxes payable	23,187	447
Unrealized loss on commodity contracts	—	4,810
Other current liabilities	2,199	223

Total Current Liabilities	65,481	27,366

Liability component of convertible debentures (Note 9)	—	126
Provision for asset retirement obligation and reclamation (Note 10)	44,309	39,378
Future income taxes (Note 17)	48,499	32,396
Other liabilities and provisions	—	1,894
Non-controlling interest	9,680	3,798

Total Liabilities	167,969	104,958

Shareholders’ Equity
Share capital (Note 11)
Authorized: 100,000,000 common shares of no par value Issued and outstanding:
December 31, 2006 – 76,195,426 common shares December 31, 2005 – 67,564,903 common shares	584,769	388,830
Equity component of convertible debentures (Note 9)	—	762
Additional paid in capital	14,485	13,117
Deficit	(87,228)	(145,387)

Total Shareholders’ Equity	512,026	257,322

Total Liabilities and Shareholders’ Equity	$679,995	$362,280

APPROVED BY THE BOARD

Ross J. Beaty, Director	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2006, 2005 and 2004
(in thousands of US Dollars, except for per share amounts)

	2006	2005	2004

Sales	$255,447	$122,401	$94,825
Cost of sales	124,608	87,648	69,162
Depreciation and amortization	17,520	13,095	10,869

Mine operating earnings	113,319	21,658	14,794

General and administrative	9,172	6,936	6,241
Exploration	8,040	3,697	3,838
Asset retirement and reclamation	2,457	2,329	1,315
Write-down of mining assets	—	29,666	2,460

Operating earnings (loss)	93,650	(20,970)	940
Investment and other income	6,034	2,885	2,472
Foreign exchange loss	(799)	(236)	(134)
Interest and financing expenses	(573)	(494)	(898)
Premium on early retirement of debentures	—	—	(1,364)
Loss on commodity and currency contracts (net of gains)	(18,328)	(8,196)	(6,617)
Gain on sale of assets	7,483	2,556	23,747

Net earnings (loss) before non-controlling interest and taxes	87,467	(24,455)	18,146
Non-controlling interest	(3,777)	(854)	(179)
Income tax provision (Note 17)	(25,484)	(3,285)	(2,753)

Net income (loss) for the year	$58,206	$(28,594)	$15,214

Attributable to common shareholders:

Net income (loss) for the year	$58,206	$(28,594)	$15,214
Accretion of convertible debentures	(47)	(129)	(2,871)
Early conversion premium on convertible debentures	—	—	(8,464)

Net income (loss) for the year attributable to common shareholders	$58,159	$(28,723)	$3,879

Earnings (loss) per share (Note 12)

Basic income (loss) per share	$0.79	$(0.43)	$0.06
Diluted income (loss) per share	$0.76	$(0.43)	$0.06

Weighted average shares outstanding:
Basic	73,628	67,042	63,169
Diluted	76,152	67,042	65,268
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2006, 2005, 2004
(in thousands of US dollars, except for amounts of shares)

				Additional
	Common Shares		Convertible	Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	—	(3,965)	—	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	—	—	—	1,965
Stock-based compensation on stock options	—	—	—	2,189	—	2,189
Issued for cash, net of issue costs	3,333,333	54,820	—	—	—	54,820
Accretion of convertible debentures	—	—	2,871	—	(2,871)	—
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	—	(8,464)	11,513
Issued as compensation	16,624	245	—	—	—	245
Net income for the year	—	—	—	—	15,214	15,214

Balance, December 31, 2004	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	693,933	7,751	—	(1,403)	—	6,348
Issued on the exercise of share purchase warrants	1,320	18	—	(5)	—	13
Stock-based compensation on stock options	—	—	—	1,460	—	1,460
Warrants issued to settle obligation	—	—	—	2,100	—	2,100
Accretion of convertible debentures	—	—	129	—	(129)	—
Other	—	—	—	(11)	—	(11)
Issued as compensation	34,272	490	—	—	—	490
Net loss for the year	—	—	—	—	(28,594)	(28,594)

Balance, December 31, 2005	67,564,903	388,830	762	13,117	(145,387)	257,322
Issued on the exercise of stock options	275,358	4,477	—	(1,120)	—	3,357
Issued on the exercise of share purchase warrants	23,970	310	—	(56)	—	254
Issued on the conversion of convertible debentures	73,557	881	(793)	—	—	88
Issued as compensation	26,231	559	—	70	—	629
Issued to acquire mineral interests	1,950,000	47,381	—	—	—	47,381
Issued for cash, net of issue costs	6,281,407	142,331	—	—	—	142,331
Accretion of convertible debentures	—	—	47	—	(47)	—
Stock-based compensation on options granted	—	—	—	2,474	—	2,474
Repurchase convertible debentures	—	—	(16)	—	—	(16)
Net income for the year	—	—	—	—	58,206	58,206

Balance, December 31, 2006	76,195,426	$584,769	$—	$14,485	$(87,228)	$512,026

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	2006	2005	2004

Operating activities
Net income(loss) for the year	$58,206	$(28,594)	$15,214
Reclamation expenditures	(1,172)	(1,528)	(1,347)
Items not affecting cash;
Depreciation and amortization	17,520	13,095	10,869
Future income taxes	(3,343)	(816)	31
Asset retirement and reclamation accretion	2,457	2,329	1,315
Non-controlling interest	3,777	854	179
Debt settlement expenses	—	—	1,208
Write-down of mining assets	—	29,666	2,460
Interest accretion on the convertible debentures	8	2	366
Stock-based compensation	2,943	1,950	2,189
Unrealized (gain) loss on commodity and currency contracts	(4,125)	(268)	4,215
Gain on sale of assets	(7,483)	(2,556)	(23,747)
Changes in non-cash operating working capital (Note 13)	(2,889)	(3,371)	(9,819)

Cash generated by operations	65,899	10,763	3,133

Investing activities
Mining property, plant and equipment expenditures	(96,999)	(59,638)	(17,043)
Acquisition of net assets of subsidiary, net of cash (Note 3)	(168)	—	(36,214)
Proceeds from sale of assets (Note 6)	2,000	50	23,747
Proceeds from/(purchase of) short-term investments	(65,570)	44,100	5,147

Cash used in investing activities	(160,737)	(15,488)	(24,363)

Financing activities
Proceeds from issuance of common shares	153,611	6,361	62,437
Share issue costs	(7,669)	—	(180)
Convertible debentures payments	(48)	(38)	(13,565)
Repayment of short-term loans	—	(652)	(13,308)

Cash generated by financing activities	145,894	5,671	35,384

Increase in cash during the year	51,056	946	14,154
Cash, beginning of year	29,291	28,345	14,191

Cash, end of year	$80,347	$29,291	$28,345

Supplemental Cash Flow Information (Note 14)
Interest paid	$48	$38	$2,663

Taxes paid	$7,946	$5,249	$1,249

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
1. Nature of Operations
Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia, along with project development activities in Argentina, Mexico and Bolivia, and exploration activities throughout South America and Mexico.
2. Summary of Significant Accounting Policies
a) Basis of Presentation: The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which the Company has an interest. The United States dollar is the principle currency of measure in all the Company’s operations. The Company prepares and files its consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in Canada. Significant differences from United States generally accepted accounting principles are discussed in Note 20.
b) Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

					Operations and
		Ownership			Development Projects
Subsidiary	Location	interest		Status	Owned

Pan American Silver S.A. Mina Quiruvilca(2)	Peru	99.9%		Consolidated	Quiruvilca Mine/Huaron Mine
Compañía Minera Argentum S.A.	Peru	88.5%		Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%		Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%		Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%		Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	100	%(1)	Consolidated	Manantial Espejo Project

(1)	The Company acquired the remaining 50% interest from the joint venture partner on April 10, 2006.

(2)	In January 2006, Pan American Silver S.A.C. merged with Compañia Minera Huaron S.A. to form Pan American Silver S.A. Mina Quiruvilca.
     Inter-company balances and transactions have been eliminated in consolidation. Investments where the Company has a 50% ownership and funds its proportionate share of expenditures is accounted for using the proportionate consolidation method. Investments in corporate joint ventures where the Company has ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.
c) Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
provisions for asset retirement obligation and reclamation, fair value of assets and liabilities acquired in a business combination, taxes and contingencies.
d) Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.
Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until the final settlement occurs, with changes in fair value classified as a component of revenue. Final sales are settled using smelter weights and final settlement assays (average of assays exchanged and/or umpire assay results).
     Third party smelting and refining costs are recorded as a reduction of revenue.
e) Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. The Company recognizes mark-to-market valuations on open derivative positions through income at the end of each period.
f) Cash: Cash includes cash in banks.
g) Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year. These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company minimizes its credit risk by investing its cash with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to its investments. Due to the short maturity, their carrying amounts approximate their fair value.
h) Inventories: Inventories include concentrate ore, doré, ore in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
product held by refineries, and are also valued at lower of cost or net realizable value. The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp’s emblem are stamped.
i) Mineral Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.
j) Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.
     Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.
     Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.
k) Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.
l) Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.
The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation. The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.
Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.
m) Foreign Currency Translation: The Company’s functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.
     The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.
n) Stock-based Compensation Plans: The Company issues common shares or grants options to purchase common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.
     The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.
o) Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using substantively

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.
p) Earnings (loss) Per Share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.
     The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.
     For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).
q) Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.
r) Recently Released Canadian Accounting Standards: The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:
•	As of January 1, 2007, the Company is required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”, which were issued in January 2005. Under the new standards, comprehensive income has been introduced which will provide for certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside of net earnings. In addition, all financial instruments, including derivatives, are to be included in the Company’s Consolidated Balance Sheet and measured, in most cases, at fair values, and requirements for hedge accounting have been further clarified.

The Company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements as the Company currently uses mark-to market accounting for derivative instruments that do not qualify or are not designated as hedges. As a result of these new standards, the Company’s financial statement presentation will change to be similar to the presentation under the Unites States General Accepted Accounting Principles and Reporting included in Note 20.

•	As of January 1, 2007, the Company is required to adopt revised CICA Section 1506 “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company does not expect application of this revised standard to have a material impact on its Consolidated Financial Statements.

•	As of January 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

•	As of January 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures”, which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

•	In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.
3. Acquisitions of Mining Assets
Manantial Espejo (Minera Triton S.A.)
In April, 2006, Pan American completed the acquisition of a 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc. The transaction, gave the Company a 100 percent interest in Manantial Espejo. The purchase price was 1.95 million common shares of Pan American valued at approximately $47.5 million. The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the two days prior to, the day of, and two days after the public announcement of the purchase.
The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton S.A. have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of Minera Triton S.A.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $45	$71
Plant and equipment	1,711
Mineral properties	57,201
Other	1,176

60,159
Less:
Accounts payable and accrued liabilities	(99)
Future income tax liability	(12,511)

Total purchase price	$47,549

Consideration paid is as follows:
Issue of Shares	$47,381
Acquisition costs	168

$47,549

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of Manantial Espejo exceeded the carrying value of the underlying assets for tax purposes by $32.9 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition. These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes. However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $12.5 million was also applied to increase the carrying value of the mineral properties.
Morococha (Compañía Minera Argentum S.A. (“Argentum”))
On August 26, 2004, the Company acquired an 86.5 per cent interest in the Morococha mine in central Peru, by way of a public offering for Argentum’s common shares through the Lima Stock Exchange and the simultaneous acquisition of Compañía Minera Navidad S.A. The Company purchased an additional 2.0 per cent interest by acquiring investment shares of Argentum. The total purchase price paid by the Company for its interest in the Morococha mine was $36.2 million, net of cash acquired of $0.7 million.
4. Inventories
Inventories consist of:

	December 31,
	2006	2005

Concentrate inventory	$3,558	$6,421
Direct smelting ore	2,278	2,687
Stockpile ore	3,760	497
Dore and finished inventory	3,352	3,101
Materials and supplies	11,099	6,197

	24,047	18,903
Less: non-current direct smelting ore	(1,831)	(2,236)

	$22,216	$16,667

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Under an agreement entered into in 2002 with Minera Volcan S.A. (“Volcan”), a Peruvian mining company, which is one of the largest silver producers in Cerro de Pasco mining district in Central Peru, relating to direct smelting ore, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles. The Company has sold from the time of purchase to the end of December 31, 2006, 284,616 tonnes leaving approximately 315,384 tonnes remaining, at a carrying value of $2.3 million classified as direct smelting ore. The consideration paid was $4.5 million and a one-third net operating cash flow interest, payable after the Company has recovered their $4.5 million of purchase price net of operating costs, deemed taxes and interest on the acquisition cost. For the year ended December 31, 2006, 2005 and 2004 the Company recorded a charge against income of $0.4 million, $0.7 million and $0.06 million relating to the operating cash flow interest, respectively.
Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2.0 million over a three-year period ending December 31, 2006. In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3.0 million and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles. The Company carries this right to the stockpiles at December 31, 2006 at $0.3 million. The Company exercised the option in December 2006. In January 2007, Volcan denied Pan American’s exercise of its option, on the basis that the original agreement between the parties was extinguished before an addenda extending the option was in place, that Pan American did not comply with its investment/expenditures obligations and that the addenda to the option was signed by an unauthorized representative. Pan American believes that the agreement, together with the addenda and other general agreement, is valid and enforceable, and that it has exercised its option as per the agreement between the parties. Pan American intends to seek arbitration to resolve the dispute between Pan American and Volcan regarding the option on the stockpiles. If Pan American is unsuccessful in the arbitration or is otherwise unable to resolve the dispute with Volcan, Pan American may lose its interest in the inferred resources.
The Company has not incurred additional expenditures pursuant to this agreement during the year ended December 31, 2006.
5. Mineral Property, Plant and Equipment
Mineral property, plant and equipment consist of:

	December 31, 2006			December 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Morococha mine, Peru	$46,631	$(9,778)	$36,853	$34,137	$(6,414)	$27,723
La Colorada mine, Mexico	34,618	(10,982)	23,636	23,529	—	23,529
Huaron mine, Peru	59,679	(18,951)	40,728	59,302	(19,537)	39,765
Quiruvilca mine, Peru	20,448	(15,524)	4,924	20,558	(14,460)	6,098
Alamo Dorado	1,356	(133)	1,223	—	—	—
San Vicente mine, Bolivia	3,717	(328)	3,389	363	(56)	307
Manantial Espejo	2,953	(1,284)	1,669	—	—	—
Other	1,179	(608)	571	3,213	(820)	2,393

TOTAL	$170,581	$(57,588)	$112,993	$141,102	$(41,287)	$99,815

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Major categories of depreciable and depletable assets consist of:

	2006	2005

Plant and equipment	$85,177	$64,935
Mineral properties and mine development	83,549	76,167
Capital lease (equipment)	1,855	—

	170,581	141,102
Less: Accumulated depletion and depreciation	(57,471)	(41,287)
Depreciation capitalized leases	(117)	—

	$112,993	$99,815

Write-Down of Mining Assets
Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties. As a result, of this annual review in 2006, the Company determined that no write-down in the carrying value of mining properties was required.
In 2005, the Company recorded a write-down of carrying value of its La Colorada silver mine in Mexico totaling $29.7 million. In 2004, the Company recorded a write-down of carrying value of certain assets acquired as part of the acquisition of the Alamo Dorado project, which were considered unnecessary for the development of the property.
6. Construction in Progress and Investment in Non-Producing Properties
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.
The carrying values of Construction in progress properties are as follows:

	December 31, 2006	December 31, 2005
	Net Book Value	Net Book Value

Alamo Dorado, Mexico	$80,546	$34,306
Manantial Espejo, Argentina	23,491	—

TOTAL	$104,037	$34,306

During 2006 the Company commenced construction of the Manantial Espejo Mine in Argentina. The Company has spent $23.5 million in construction costs. At December 31, 2006 the total project commitments, including amounts spent, were $42.1 million.
During 2005 the Company commenced construction of the Alamo Dorado Mine in Mexico. Construction costs during the year ended December 31, 2006 amounted to $46.2 million. The Company has spent $80.5 million in construction costs through December 31, 2006.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The carrying values of non-producing properties are as follows:

	December 31, 2006	December 31, 2005
	Net Book Value	Net Book Value

Morococha, Peru	$28,107	$31,052
Manantial Espejo, Argentina	61,110	1,979
Alamo Dorado, Mexico	91,404	84,543
San Vicente, Bolivia	6,077	4,454
Other	1,409	1,231

TOTAL	$188,107	$123,259

Morococha, Peru
On August 26, 2004, the Company acquired an 80.7 per cent interest in Compañia Minera Argentum S.A. (“Argentum”), which owns 70.0 per cent of the Morococha mine in central Peru, for $34.6 million by way of a public offering for Argentum’s common shares through the Lima Stock Exchange. The Company also acquired Compañia Minera Natividad S.A. (“Natividad”) for $1.5 million which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 per cent interest of Argentum by acquiring investment shares for $0.6 million.
The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.
Alamo Dorado, Mexico
On February 20, 2003, the Company acquired a 100 per cent interest in the Alamo Dorado mine. The consideration paid was 7,636,659 common shares of the Company (“Pan American shares”) and 3,818,329 warrants (the “Pan American warrants”). The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant.
The construction of the Alamo Dorado project was completed during 2006, with commercial production expected to commence in the second quarter of 2007.
Waterloo, USA
The Company holds a 100 per cent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.
Manantial Espejo, Argentina
In April 2006, the Company acquired the remaining 50% interest in the Manantial Espejo property located in Argentina, from Silver Standard Resources Inc. (see Note 3).
The Company acquired its original 50% interest in the Manantial Espejo property from Silver Standard Resources in March 2002. The purchase price for the original 50% interest consisted of 231,511 common shares of the Company valued at $1.3 million and cash of $0.8 million. All acquisition costs have been capitalized while exploration costs have been charged to operations.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
San Vicente, Bolivia
During 2006 , the Company and COMIBOL, a Bolivian state owned mining company, entered into a contract to allow the Company’s subsidiary, Pan American Silver (Bolivia) S.A., to extract from the mine, at its cost, up to 150,000 tonnes of ore during the life of the contract. Pursuant to the contract, the Company pays 50% of net cash flow to COMIBOL. The contract is expected to last until late 2008.
During 2005 the Company entered into new agreements with EMUSA and Trafigura AG, an arm’s length concentrates trading company, for each to own 40% and 5% of Pan American Silver (Bolivia) S.A., respectively. The terms of the new agreement allows Pan American Silver (Bolivia) S.A. to process ore into concentrate at a plant owned by EMUSA S.A. The concentrate is then shipped and sold to Trafigura.
Dukat, Russia
On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia for up to $43.0 million. The Company received $20.5 million in cash and may receive up to $22.5 million in contingent future payments. The future payments are to be made annually based on the yearly average silver price as follows:

Average	Amount
Price of Silver	of annual payment
$5.50 - $6.00	$500,000
$6.00 - $7.00	$1,000,000
$7.00 - $8.00	$2,000,000
$8.00 - $9.00	$5,000,000
$9.00 - $10.00	$6,000,000
$10.00 - and above	$8,000,000
During 2006 and 2005 the Company recognized gains of $8.0 million and $2.0 million respectively, relating to the future payments based on the fact that the average silver price for the year was $11.55 and $7.31 respectively. The Company has received from the purchaser of the Dukat property the amount of $2.0 million owing to the Company on December 28, 2006. The Company has recorded the $8.0 million gain as a receivable that is owed to the Company on or before December 28, 2007. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.
7. Other Assets
Other assets consist of:

	2006	2005

Long-term receivable	$1,905	$—
Reclamation bonds	121	131
Other	404	404

	$2,430	$535

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
8. Accounts Payable and Accrued Liabilities
Account payable and accrued liabilities consist of:

	2006	2005

Trade accounts payable	$18,887	$15,962
Payroll and related benefits	12,818	3,258
Royalties	442	123
Capital leases	703	—
Provisions and other liabilities	7,245	2,543

	$40,095	$21,886

9. Convertible Debentures
On July 30, 2003, the Company completed an offering of $86.3 million convertible, unsecured senior subordinated debentures (the “Debentures”), which mature on July 31, 2009. The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004. The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash. The Company incurred $3.3 million of debt issue expense to complete the offering, which was charged to deficit.
The Debentures were convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the “Conversion Price”). The Company could not redeem the Debentures prior to July 31, 2006. After July 31, 2006, the Company could redeem the Debentures provided that the Company’s common shares trade at 125 per cent or more of the Conversion Price. Since redemption could be made either by cash or by common shares at the option of the Company, the Debentures are classified as a compound financial instrument for accounting purposes.
The value of the Debentures were comprised of a $35.4 million fair value of Debentures, $23.0 million fair value of the future interest payments and $27.8 million fair value ascribed to the holder’s option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23.0 million fair value of the future interest payments was classified in shareholder’s equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures was charged to deficit and the periodic accretion of the future interest payments were charged to operations. For the year ended December 31, 2006, the Company recorded accretion in equity of $47,000 (2005 — $129,000, 2004 — $2,871,000) related to the Debentures and $8,000 (2005 — $2,000, 2,004 — $366,000) accretion expense was charged to operations with a credit to the liability component of the Debentures.
During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the “Offer”) to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer, the Company issued 9,135,043 common shares and made cash payments totaling $11.2 million to the holders of $85.4 million principal amount of the Debentures. Debt settlement expenses of $1.3 million for interest, professional and other fees have been charged to earnings and the conversion premium of $8.5 million was charged to deficit.
In December 2006 the Company announced it was calling the outstanding convertible debentures outstanding as of December 12, 2006. The Company repurchased $13,000 principal amount of its

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
outstanding 5.25% debentures due July 31, 2009 for $13,250. During the year ended December 31, 2006, $704,000 of principal amount of 5,256 convertible debentures due July 31, 2009 were converted into 73,557 shares of the Company common stock at the conversion rate specified in the debentures.
At December 31, 2006, the balance of outstanding Debentures was $Nil (2005 — $717,000).
10. Provision for Asset Retirement Obligation and Reclamation
The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $54.3 million (2005 — $54.8 million) which has been discounted using a discount rate of 7.5 per cent. Reclamation obligations at the La Colorada and Quiruvilca mines of $5.4 million and $20.0 million, respectively, are expected to be paid over the next six years. The remainder of the obligations are expected to be paid within the next fifteen years. The Company has not recorded a provision for reclamation or closure at the Company’s 55 per cent owned San Vicente property as current mining activities have caused negligible disturbance to the property. Previous agreements with COMIBOL have indemnified the Company for historical reclamation liabilities at this property. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

Balance at December 31, 2003	$21,192
Reclamation expenditures	(1,347)
Accretion expense	1,315
Revisions in estimated cash flows	2,234
Amount arising from business acquisition	8,618

Balance at December 31, 2004	32,012
Reclamation expenditures	(1,528)
Accretion expense	2,329
Alamo Dorado Liability at December 31, 2005	730
Revisions in estimated cash flows	5,835

Balance at December 31, 2005	39,378
Reclamation expenditures	(1,172)
Accretion expense	2,457
Revisions in estimated cash flows	3,646

Balance at December 31, 2006	$44,309

11. Share Capital and Stock Compensation Plan
On April 5, 2006, Pan American filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the “Offering”). The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006. The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees and other share issue costs, of $142.3 million.
In March 2006, Pan American announced that it had reached an agreement to acquire a 50 per cent interest in the Manantial Espejo project in Argentina from Silver Standard Resources Inc, which gave Pan American a 100 per cent interest in the project. The purchase price of $47.5 million was paid with 1.95 million common shares of Pan American.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The Company has a comprehensive stock compensation plan for its employees, directors and officers. The plan provides for the issuance of common shares and stock options, as incentives, to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the stock Compensation Plan requires shareholders’ approval.
The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are five year options which vest in three installments, one third commencing on the first anniversary of the grant date and one third on the second and third anniversary dates of the award. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.
a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive		Share Purchase
	Stock Option Plan		Warrants		Total
	Shares	Price	Shares	Price	Shares
Year ended December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201

Granted	570,000	$12.00-18.73	—	—	570,000
Exercised	(785,095)	$4.16-13.73	(544,774)	$3.89-9.98	(1,329,869)
Expired	(1,036)	$7.70-9.98	—	—	(1,036)
Cancelled	(80,000)	$8.14	—	—	(80,000)

Year ended December 31, 2004	1,683,574	$9.90	3,809,722	$9.98	5,493,296

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	—	—	(26,000)

Year ended December 31, 2005	1,050,641	$10.88	4,064,183	$10.71	5,114,824

Granted	191,332	$19.23	—	$—	191,332
Exercised	(275,358)	$12.19	(23,970)	$10.63	(299,328)
Cancelled	(47,200)	$20.64	—	—	(47,200)

Year ended December 31, 2006	919,415	$12.11	4,040,213	$10.84	4,959,628

For the year ended December 31, 2006, the total stock-based compensation expense recognized in the statement of operations was $2.9 million (2005 – 2.0 million, 2004 — $2.2 million).
b) Long Term Incentive Plan
On January 3, 2006 the Company awarded 14,387 shares of common stock with a two year holding period and granted 182,894 options under this plan. The Company used as its assumptions for calculating expense a discount rate of 3.85%, volatility of 29.7, 36.0, and 38.0 per cent, expected lives of 1.5, 2.25, and 3.0 years, and an exercise price of Cdn $22.04 per share. The weighted average fair value of each option was determined to be $5.13.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
In addition, the Company awarded 11,782 shares of common stock and granted 8,438 options to directors as compensation for services in 2006. These shares of common stock and options were granted on May 3, 2006. The fair value of the shares of common stock was $24.29 per share while the weighted average fair value of the options was determined to be $8.30 per option. The exercise price of the options, which expire on May 3, 2016 is Cdn$ 26.77.
During the year, 275,358 common shares were issued for proceeds of $3.4 million in connection with the exercise of options under the plan.
c) Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2006. Amounts are shown in US dollar for presentation purposes. The underlying options agreements are in Canadian dollar amounts:

	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding as	Remaining	Average	Exercisable as	Average
Range of	at December	Contractual Life	Exercise	at December 31,	Exercise
Exercise Prices	31, 2006	(months)	Price	2006	Price
$4.29	175,000	46.49	$4.29	175,000	$4.29
$7.64 - $10.30	291,083	12.63	8.49	301,083	8.49
$12.38 - $18.05	262,200	30.42	16.03	146,203	16.25
$18.91 - $22.97	191,132	48.83	19.39	11,438	22.73

	919,415	31.67	$12.11	633,724	$9.38

d) Share purchase warrants
On September 15, 2005 the Company issued 255,781 share purchase warrants to International Finance Corporation (“IFC”) as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.
As at December 31, 2006 there were warrants outstanding that allow the holders to purchase 3,784,432 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.
During the year, 23,970 common shares were issued for proceeds of $0.3 million in connection with the exercise of outstanding warrants.
12. Earnings Per Share (Basic and Diluted)

	2006			2005			2004
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
For the year ended December 31	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Income (loss) attributable to Common Shareholders	$58,159			$(28,723)			$3,879

Basic EPS	58,159	73,627,847	$0.79	(28,723)	67,041,967	$(0.43)	3,879	63,168,995	$0.06
Effect of Dilutive Securities:
Convertible Debentures	8	22,714		2	—		—	—
Stock Options	—	524,989		—	—		—	666,746
Warrants	—	1,976,175		—	—		—	1,432,396

Diluted EPS	58,167	76,151,725	$0.76	$(28,721)	67,041,967	$(0.43)	$3,879	65,268,137	$0.06

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
There were no potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2006 and December 31, 2004. Potentially diluted securities totaling 4,713,841 for the year ended December 31, 2005 (74,922, 574,641 and 4,064,278 shares arising from convertible debentures, stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.
13. Changes in Non-Cash Operating Working Capital Items
The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash working capital items	2006	2005	2004

Accounts receivable	$(38,629)	$(1,585)	$(13,970)
Inventories	(3,864)	(4,838)	2,652
Prepaid expenses	(1,171)	(724)	124
Accounts payable and accrued liabilities	16,059	4,371	5,259
Taxes payable	22,740	447	—
Advances for metal shipments	—	(652)	(3,884)
Other current liabilities	1,976	(390)	—

	$(2,889)	$(3,371)	$(9,819)

14. Supplemental Cash Flow Information

	Year Ended December 31,
	2006	2005	2004

Common shares issued on the conversion of convertible debentures	$881	$—	$88,950
Exchange of mineral property for marketable securities	—	—	404
Common shares issued as compensation expense	559	490	—
Common shares issued to acquire mineral interests	47,381	—	—
Share purchase warrants issued on cancellation of obligation	—	2,100	—
15. Segmented Information
Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, zinc, lead and copper produced from mines located in Mexico, Peru and Bolivia. Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Segmented disclosures and enterprise-wide information are as follows:

	For the year ended December 31, 2006
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$40,927	$207,523	$6,997	$—	$255,447
Gain (loss) on sale of assets	$—	(453)	$7,977	$(41)	$7,483
Investment and other income and foreign exchange loss	$(133)	$97	$245	$5,026	$5,235
Loss on commodity and foreign currency contracts	—	—	—	(18,328)	(18,328)
Interest and financing expenses	$—	$(398)	$—	$(175)	$(573)
Exploration	$(2,266)	$(2,368)	$(2,285)	$(1,121)	$(8,040)
Depreciation and amortization	$(6,466)	$(10,643)	$(286)	$(125)	$(17,520)
Net income (loss) for the year	$10,547	$58,191	$(4,504)	$(6,028)	$58,206
Mineral property, plant and equipment Capital expenditures	$7,860	$17,627	$71,099	$581	$96,999
Segment assets	$44,234	$228,454	$256,230	$151,077	$679,995

	For the year ended December 31, 2005
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$21,645	$99,809	$947	$—	$122,401
Gain (loss) on sale of assets	$—	$556	$—	$2,000	$2,556
Investment and other income and foreign exchange loss	$6	$276	$2,000	$367	$2,649
Loss on commodity and foreign currency contracts	$—	$—	$—	$(8,196)	$(8,196)
Interest and financing expenses	$—	$(307)	$—	$(187)	$(494)
Exploration	$(2)	$(691)	$(2,364)	$(640)	$(3,697)
Depreciation and amortization	$(5,145)	$(7,705)	$(72)	$(173)	$(13,095)
Net income (loss) for the year	$(32,257)	$13,392	$(3,004)	$(6,725)	$(28,594)
Mineral property, plant and equipment Capital expenditures	$5,453	$15,727	$39,318	$(860)	$59,638
Segment assets	$31,012	$147,383	$134,398	$49,487	$362,280

	For the year ended December 31, 2004
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$11,938	$84,401	$—	$(1,514)	$94,825
Gain on sale of assets	$—	$3,583	$20,164	$—	$23,747
Investment and other income and foreign exchange loss	$10	$213	$822	$1,293	$2,472
Loss on commodity and foreign currency contracts	$—	$—	$—	$(6,617)	$(6,617)
Interest and financing expenses	$(229)	$(304)	$—	$(365)	$(898)
Exploration	$(84)	$(172)	$(3,582)	$—	$(3,838)
Depreciation and amortization	$(3,788)	$(7,055)	$—	$(26)	$(10,869)
Net income (loss) for the year	$(5,245)	$18,271	$17,358	$(15,170)	$15,214
Mineral property, plant and equipment Capital expenditures	$6,193	$9,170	$1,484	$196	$17,043
Segment assets	$55,702	$136,432	$87,611	$90,341	$370,086

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	Revenue			Net capital assets[1]
	2006	2005	2004	2006	2005

Peru	$207,523	$99,809	$84,401	$110,993	$105,281
Canada	—	—	(1,514)	222	190
Mexico	40,927	21,645	11,938	196,994	142,258
United States	—	—	—	1,191	1,198
Argentina	—	—	—	86,271	3,691
Bolivia	6,996	947	—	9,466	4,762

Total	$255,447	$122,401	$94,825	$405,137	$257,380

[1]	Net capital assets are comprised of mineral property, plant and equipment, net of depreciation and amortization, construction in progress and investment in non-producing properties.

Product Revenue	2006	2005	2004

Silver	$37,747	$21,645	$11,113
Zinc concentrate	84,374	28,884	17,451
Lead concentrate	43,393	23,594	29,123
Copper concentrate	91,507	47,148	34,785
Other (net of royalties)	(1,574)	1,130	2,353

Total	$255,447	$122,401	$94,825

16. Commitments and Contingencies
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.
Accounts Receivable
The Company has 15 customers that account for 100% of the concentrate and doré sales revenue. The Company has 2 customers that accounted for 34% and 26% of total sales in 2006, and 2 customers that accounted for 22% and 46% of total sales in 2005. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition. The Company has not experienced significant bad debt.
Purchase Commitments
As at December 31, 2006, the Company had commitments outstanding in the amount of $18.6 million for construction activities related to buildings and infrastructure at the Company’s Manantial Espejo project which started in the first half of 2006. These goods and services are anticipated to be delivered and/or completed by the end 2007.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Environmental Matters
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2006 and December 31, 2005, $44.3 million and $39.4 million, respectively, were accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Note 10.
Royalty Agreements and Participation Agreements
The Company has royalty agreements on certain mineral properties entitling the owners of the property to net smelter return royalties ranging from 1% to 3%. Under a participation agreement the Company is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow. Under an additional agreement, the Company is required to pay Volcan a 33.3% of the net cash from stockpile sales.
Income Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
Capital Leases
The following is a schedule of future minimum lease payments under the capital leases at December 31, 2006 together with the balance of the obligation under the capital lease:

Year ending December 31	Capital Leases
2007	$452
2008	296

Total future minimum payments	748
Less amount representing interest	(45)

Present value lease	$703

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Other Legal Matters
Pan American Silver Corp has been named in separate lawsuits filed in the Superior Court of the State of California. These claims arise from an incident that occurred April 7, 2006 when a person without authorization entered into a decommissioned mine, purportedly indirectly owned by the Company, failed to notice an open shaft and fell, resulting in fatality. The Plaintiffs seek compensatory losses and general, special and punitive damages for the incident, based on assertions of negligence and occupiers liability. The Company has referred this matter to its insurer and defense counsel has been appointed. The probability of loss and the amount of loss are not determinable at this time.
The Company has been made aware of a claim made against it in the State of California, as a result of a serious injury that purportedly occurred on the Company’s property on or about April 14, 2006. The Company has notified its insurer of this matter. To date the Company has not been formally served with this complaint. The probability of loss and the amount of loss are not yet determinable.
The Company intends to vigorously defend these complaints. No amounts have been accrued for any potential loss under these complaints.
In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated. There were no material amounts of this nature provisioned at December 31, 2006.
17. Income Taxes
Income taxes:

	2006	2005	2004

Current income taxes	$28,827	$4,101	$2,723
Future income taxes	(3,343)	(816)	30

Provision for income taxes	$25,484	$3,285	$2,753

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes, non-controlling interest and workers participation in Peru. These differences result from the following items:

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	2006	2005	2004

Statutory tax rate	34.12%	34.87%	35.60%
Income tax expense (recovery) based on above rates	$32,721	$(8,690)	$7,204
Increase (decrease) due to:
Non-deductible expenses	1,004	680	779
Realization of future tax asset not previously recognized	(8,778)	(3,613)	(5,511)
Tax Benefit not recognized when arose	4,029	5,529	7,269
Lower statutory tax rates on earning of foreign subsidiaries	(519)	1,780	(6,244)
Write-down not recognized in the period	—	8,307	—
Increase in income tax rates in foreign jurisdictions	2,728	—	—
Workers participation in Peru	(8,404)	(1,243)	(998)
Other	2,703	535	254

	$25,484	$3,285	$2,753

The tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below: The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is uncertain.

	2006	2005

Excess of tax value of capital assets over book value	$4,864	$10,841
Deductible temporary differences and other	15,227	13,622
Canadian resources pools	2,170	2,689
Non-capital loss carry forward	31,252	23,301
Capital losses and other	3,438	5,130

Total future income tax asset	56,951	55,583
Less: valuation allowance	(31,876)	(40,479)

Net future income tax asset	25,075	15,104
Excess of book value of capital assets over tax value	(66,404)	(47,500)

Net future income tax liability	$(41,329)	$(32,396)

Present on the Consolidated Balance Sheets as:

	2006	2005

Current future income tax assets	$6,670	$—
Long-term future income tax assets	500	—
Long-term future income tax liabilities	$(48,499)	$(32,396)

	(41,329)	(32,396)

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
At December 31, 2006 the Company has non-capital losses available for tax purposes:

	Amount	Expiry

Canada	$63,404	2007-2026
Argentina	1,370	2007-2010
Bolivia	125	Indefinite
Cyprus	7,042	Indefinite
Mexico	33,636	2007-2015
Peru	4,337	2007

18. Fair Value of Financial Instruments
Commodity Derivatives
At December 31, 2006 the Company had fixed the price of 900,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2007 under the Company’s concentrate contracts. The price fixed for these ounces averaged $13.10 per ounce while the spot price of silver was $12.90 per ounce on December 31, 2006.
For metal delivery contracts, the realized price pursuant to the contract is recognized when physical silver is delivered in satisfaction of the contract. The Company has entered into metal delivery contracts at December 31, 2006 for 50,000 ounces of silver to be delivered in January 2007 at an average price of $13.10.
19. Related Party Transactions
During the year ended December 31, 2006, a private company controlled by an officer of the Company was paid approximately $0.1 million (2005-$0.1 million) for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.
20. Differences between Canadian and United States Generally Accepted Accounting Principles
These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2006
			Shareholder’s
Consolidated Balance Sheets	Total assets	Total liabilities	Equity

Reported under Canadian GAAP	$679,995	$167,969	$512,026
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Increase in depletion expense (c)	(11,441)	(3,957)	(7,484)

Reported under US GAAP	$666,854	$163,417	$503,437

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	December 31, 2005
			Shareholder’s
Consolidated Balance Sheets	Total assets	Total liabilities	Equity

Reported under Canadian GAAP	$362,280	$104,958	$257,322
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Increase in depletion expense (c)	(5,846)	(2,081)	(3,765)
Reclassify convertible debentures (b)	—	633	(633)
Net effect on convertible debentures adjustments (b)	10	—	10

Reported under US GAAP	$354,744	$102,915	$251,829

	December 31, 2006
		Additional		Other
Consolidated Statement of	Common	Paid		Comprehensive
Shareholder’s Equity	Shares	in Capital	Deficit	Income (loss)	Total

Reported under Canadian GAAP	$584,769	$14,485	$(87,228)	$—	$512,026
Amortization of mineral property (a)	—	—	(1,105)	—	(1,105)
Debt issue costs (b)	—	3,273	(3,273)	—	-
Increase depletion expense	—	—	(7,484)	—	(7,484)
Available for sale securities (f)	—		(58)	58	-

Reported under US GAAP	$584,769	$17,758	$(99,148)	$58	$503,437

	December 31, 2005
Consolidated Statement of	Common	Convertible	Additional Paid
Shareholder’s Equity	Shares	Debentures	in Capital	Deficit	Total

Reported under Canadian GAAP	$388,830	$762	$13,117	$(145,387)	$257,322
Amortization of mineral property (a)	—	—	—	(1,105)	(1,105)
Reclassify convertible debentures(b)	—	(762)	—	129	(633)
Debt issue costs (b)	—	—	3,273	(3,259)	14
Amortization of debt issue costs (b)	—	—	—	(4)	(4)
Increase in depletion expense (c)				(3,765)	(3,765)

Reported Under US GAAP	$388,830	$—	$16,390	$(153,391)	$251,829

	December 31, 2004
Consolidated Statement of	Common	Convertible	Additional Paid
Shareholder’s Equity	Shares	Debentures	in Capital	Deficit	Total

Reported under Canadian GAAP	$380,571	$633	$10,976	$(116,664)	$275,516
Amortization of mineral property (a)	—	—	—	(1,105)	(1,105)
Increase in depletion expense (c)				(1,786)	(1,786)
Deferred exploration (a)	—	—	—	(1,825)	(1,825)
Net effect on convertible debenture adjustments (b)	—	—	—	13	13
Reclassify convertible debentures (b)	—	(633)	—	—	(633)

Reported under US GAAP	$380,571	$—	$10,976	$(121,367)	$270,180

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	December 31
Consolidated statement of operations	2006	2005	2004

Net income (Loss) reported under Canadian GAAP	$58,206	$(28,594)	$15,214
Amortization of mineral property (a)	—	—	—
Increase in depletion expense (c)	(1,933)	(3,765)	(1,786)
Deferred exploration (a)		1,825	(168)
Unrealized (loss) gain on marketable securities (f)	(58)	228	(741)
Loss on commodity contracts (e)	—	—	1,515
Net effect on convertible debentures adjustments (b)	—	—	(13,243)
Amortization of debt issue costs (b)	—	(4)	(2,804)

Net income (loss) reported under US GAAP	$56,215	$(30,310)	$(2,013)

Consolidated Statements of Operations
(Under US GAAP)	2006	2005	2004

Revenue	$255,447	$122,401	$94,825
Expenses
Operating	124,608	87,648	69,162
General and Administrative	9,172	6,936	6,241
Depreciation, depletion, and amortization (a)(c)	20,564	18,941	13,588
Asset retirement and reclamation	2,457	2,329	1,315
Exploration and project development	8,040	3,697	3,838
Premium on early retirement of debt (b)	—	—	13,534
Write-down of assets	—	27,841	2,460

	164,841	147,392	110,138

Income (loss) before the under noted	90,606	(24,991)	(15,313)
Interest and other income (f)	5,177	2,877	1,597
Interest and financing expense	(573)	(494)	(1,971)
Loss on commodity and foreign currency contracts (d)	(18,328)	(8,196)	(5,102)
Amortization of debt issue costs (b)	—	(4)	(2,804)
Gain on sale of assets	7,483	2,556	23,747

Income (loss) before income taxes & non-controlling interest	84,365	(28,252)	(154)
Income tax provision (c)	(24,373)	(1,204)	(1,988)
Non- controlling interest	(3,777)	(854)	(179)

Net income (loss) for the year	$56,215	$(30,310)	$(2,013)

Earnings (loss) per share
Basic	$0.76	$(0.45)	$(0.03)
Diluted	$0.74	$(0.45)	$(0.03)

Weighted average number of common shares outstanding
Basic	73,628	67,042	63,169
Diluted	76,152	67,042	63,169

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
a) Mineral Property Expenditures
     i) Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures. The Company expenses exploration costs unless such activities expand the reserve base at one of the Company’s operations or relates to a property on which the Company has completed a positive economic study. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1.8 million (prior to depletion). During the year ended December 31, 2005 the Company has written down the carrying amount of these exploration costs, therefore depletion under US GAAP would have been the same during 2006 (2005 — $Nil and 2004 — $0.2 million).
     ii) Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights. This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04- 02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.
b) Convertible Debentures
In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860. Application of this section results in the accounting as described in Note 9 in the Company’s consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2006 would increase by $Nil (December 31, 2005 — $0.6 million) and shareholders’ equity would decrease by a corresponding amount. Debt issue expenses of $3.3 million would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2006 debt issue costs were $Nil, during 2005 debt issue costs were $9,000. During 2006 the Company converted the remaining convertible debentures. During 2004 the company converted a majority of the convertible debentures, which gave rise to a higher amortization of debt issue costs of $2.8 million.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
FASB Statement No. 84 (“SFAS 84”), “Induced Conversion of Convertible Debt”, require the recognition of inducement expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The Company recognized an additional expense of $13.2 million related to the inducement, which under Canadian GAAP was charged directly to deficit.
c) Depreciation and Depletion
Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. During 2006 the Company calculated an increase of depletion of $3.0 million (2005 – $5.8 million and 2004 – $2.6 million), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $1.1 million (2005 – $2.1 million and 2004 — $0.8 million), with a corresponding decrease to income tax expense.
d) Commodity and Foreign Currency Contracts.
Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline – “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee 128, “Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments” (“EIC-128”)), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to January 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG-13 and EIC-128 were recorded on the balance sheet, with a corresponding deferred debit, which will be recognized in sales on the originally intended delivery dates.
This GAAP difference results in the elimination of deferred loss on commodity contracts (asset) of $1.5 million, and an increase in net loss and deficit of $1.5 million at December 31, 2004 and for the year ended.
e) Income Taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.
f) Other Comprehensive Income
The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income (OCI) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
determination of OCI. The impacts of available-for-sale securities for the years ended December 31, 2006, 2005 and 2004 are included in the following table:

	2006	2005	2004

Net income (loss) under US GAAP	$34,647	$(26,545)	$(2,013)
Unrealized gain (loss) on available securities	58	(228)	741

Comprehensive net income (loss) under US GAAP	$34,705	$(26,773)	$(1,272)

g) Stock Based Compensation
The Company has a stock compensation plan (Note 11). On January 1, 2006, the Company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”) on a modified prospective basis. The Company had previously adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148 and as such, the adoption of SFAS 123R does not have a significant impact on our results of operations. Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts have been expensed over the applicable vesting period. The method of adoption applied by the Company is permissible under both Canadian and US standards.
h) Recent Accounting Pronouncements
In November 2004, FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement now requires that these items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal” as previously stated in ARB No. 43, Chapter 5, “Intangible Assets”. In addition, this Statement requires that the allocation of fixed production overhead to costs of conversion be based on the normal capacity of the production facility. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has performed a review of the provisions of the Statement and has determined that its current accounting practice is to recognize the costs attributed to idle facilities as a current-period expense and, therefore adoption in 2006 did not impact the Company’s financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 did not have a material impact on our consolidated financial position, results of operations or cash flows.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (FIN 48) an Interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on recognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Currently, the

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
adoption of FIN 48 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 108 regarding the process of quantifying financial statements misstatements. SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154, “Accounting Changes and Error Corrections – replacement of APB 20 and FASB Statement 3”, for the correction of an error on financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation on December 31, 2006. The adoption of SAB 108 did not have a significant effect on our consolidated financial statements.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurement. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS 157 in the first quarter of fiscal year 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.

Suite 1500 — 625 Howe Street
Vancouver, B.C.
Canada V6C 2T6
Tel : 604.684.1175
Fax : 604.684.0147
info@panamericansilver.com
www.panamericansilver.com